UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Reata Pharmaceuticals, Inc.
 (Name of Issuer)
Class A Common Stock, $0.001 par value per share
 (Title of Class of Securities)
75615P103
 (CUSIP Number)
John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 75615P103		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,151,788 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,151,788 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,151,788 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
339,919 (1)

	8	SHARED VOTING POWER
3,207,474 (1)

	9	SOLE DISPOSITIVE POWER
306,702 (1)

	10	SHARED DISPOSITIVE POWER
3,240,691 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,547,393 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
249,412 (1)

	8	SHARED VOTING POWER
3,237,383 (1)

	9	SOLE DISPOSITIVE POWER
216,195 (1)

	10	SHARED DISPOSITIVE POWER
3,270,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,486,795 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

Page 5 of 9 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063.  This Amendment No. 6 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016, as amended by Amendment No. 1, filed with the SEC on June 28, 2016,  Amendment No. 2, filed with the SEC on July 1, 2016, Amendment No. 3, filed with the SEC on August 9, 2016, Amendment No. 4, filed with the SEC on August 19, 2016, and Amendment No. 5, filed with the SEC on December 6, 2016 (collectively, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.  This Amendment No. 6 is being filed to report a material increase in beneficial ownership by the Reporting Persons, and amends Items 1, 3, 5 and 7 of the Schedule 13D.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The purchases of Shares reported herein were made using funds from the working capital of the CPMG Funds that acquired the Shares.  A total of $3,979,586.69 was paid to acquire the 173,642 Shares purchased since the filing of Amendment No. 5 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

        Item 5 (a, b) of the Schedule 13D is hereby amended by adding the following:

(a, b) As of December 19, 2016, CPMG may be deemed to be the beneficial owner of 3,151,788 Shares (approximately 30.9% of the total number of Shares outstanding).  This amount includes 1,916,642 Shares and 1,235,146 Shares obtainable upon conversion of Class B Shares.  These Shares are held for the following accounts:

(A)	160,265 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	280,500 Shares and 12,826 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	108,285 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	333,021 Shares and 638,338 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	53,269 Shares held for the account of Blackwell Account;
(H)	37,689 Shares held for the account of Crested Crane;
(I)	63,001 Shares held for the account of Flamingo Fund;
(J)	229,122 Shares held for the account of Gallopavo;
(K)	307,937 Shares held for the account of Roadrunner Fund;

SCHEDULE 13D

Page 6 of 9 Pages

(L)	332,230 Shares held for the account of Sandpiper Fund; and
(M)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

As of December 19, 2016, Mr. McGaughy may be deemed to be the beneficial owner of  3,547,393 Shares (approximately 33.6% of the total number of Shares outstanding).  This amount includes 1,949,256 Shares and 1,598,137 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)	3,151,788 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)	25,004 Shares and 278,309 Shares obtainable upon conversion of Class B Shares held by Mr. McGaughy, over which he has sole voting and investment control;
(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;
(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

As of December 19, 2016, Mr. Traweek may be deemed to be the beneficial owner of 3,486,795 Shares (approximately 33.2% of the total number of Shares outstanding).  This amount includes 1,944,261 Shares and 1,542,534 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)	3,151,788 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) 8,949,660 Shares outstanding as of November 30, 2016 (as reported in the Issuer’s S-1, filed with the SEC on December 6, 2016), and (2) the number of

SCHEDULE 13D

Page 7 of 9 Pages

Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis

        (c) Please refer to Exhibit I of this Schedule 13D for transactions in the Shares since the most recent filing of Amendment No. 5 to the Schedule 13D on December 6, 2016, including the transaction date, number of Shares acquired or disposed of, price per Share (and, if weighted average price per Share, the range of prices), identity of the person that effected the transaction, and where and how the transaction was effected.

(d) Certain persons identified in Items 2 and 4 of the Schedule 13D are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Yellow Warbler and Kestrel Fund relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

        Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit I: Schedule of Transactions

SCHEDULE 13D

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

December 20, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT I
SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Price per Share
Willet Fund, LP	December 14, 2016	Open Market	670	$21.3651 (1)
Flamingo Fund, LP	December 14, 2016	Open Market	270	$21.3651 (1)
Gallopavo, LP	December 14, 2016	Open Market	1,000	$21.3651 (1)
Roadrunner Fund, LP	December 14, 2016	Open Market	2,810	$21.3651 (1)
Sandpiper Fund, LP	December 14, 2016	Open Market	1,439	$21.3651 (1)
Willet Fund, LP	December 15, 2016	Open Market	321	$22.0498 (2)
Flamingo Fund, LP	December 15, 2016	Open Market	110	$22.0498 (2)
Gallopavo, LP	December 15, 2016	Open Market	400	$22.0498 (2)
Roadrunner Fund, LP	December 15, 2016	Open Market	1,290	$22.0498 (2)
Sandpiper Fund, LP	December 15, 2016	Open Market	579	$22.0498 (2)
Willet Fund, LP	December 16, 2016	Open Market	20,033	$22.9909 (3)
Crested Crane, LP	December 16, 2016	Open Market	1,330	$22.9909 (3)
Flamingo Fund, LP	December 16, 2016	Open Market	7,990	$22.9909 (3)
Gallopavo, LP	December 16, 2016	Open Market	29,040	$22.9909 (3)
Roadrunner Fund, LP	December 16, 2016	Open Market	64,250	$22.9909 (3)
Sandpiper Fund, LP	December 16, 2016	Open Market	42,110	$22.9909 (3)

1. This price reflects the weighted average purchase price for open-market purchases on December 14, 2016, within a $1.00 range. The actual prices for these transactions range from $20.68 to $21.50, inclusive. The Reporting Person undertakes to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price within the ranges set forth in footnotes (1) through (3) to this Schedule 13D.
2. This price reflects the weighted average purchase price for open-market purchases on December 15, 2016, within a $1.00 range. The actual prices for these transactions range from $21.25 to $22.50, inclusive.
3. This price reflects the weighted average purchase price for open-market purchases on December 16, 2016, within a $1.00 range. The actual prices for these transactions range from $22.885 to $23.00, inclusive.